SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 September, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in own shares dated 02 September 2013
Exhibit 1.2	Transaction in own shares dated 03 September 2013
Exhibit 1.3	Transaction in own shares dated 04 September 2013
Exhibit 1.4	Transaction in own shares dated 05 September 2013
Exhibit 1.5	Transaction in own shares dated 06 September 2013
Exhibit 1.6	Transaction in own shares dated 09 September 2013
Exhibit 1.7	Transaction in own shares dated 10 September 2013
Exhibit 1.8	Director/PDMR Shareholding dated 10 September 2013
Exhibit 1.9	Transaction in own shares dated 11 September 2013
Exhibit 1.10	Transaction in own shares dated 12 September 2013
Exhibit 1.11	Transaction in own shares dated 13 September 2013
Exhibit 1.12	Share Repurchase Programme dated 13 September 2013
Exhibit 1.13	Transaction in own shares dated 16 September 2013
Exhibit 1.14	Transaction in own shares dated 17 September 2013
Exhibit 1.15	Transaction in own shares dated 18 September 2013
Exhibit 1.16	Transaction in own shares dated 19 September 2013
Exhibit 1.17	Transaction in own shares dated 20 September 2013
Exhibit 1.18	Transaction in own shares dated 23 September 2013
Exhibit 1.19	Director/PDMR Shareholding dated 23 September 2013
Exhibit 1.20	Transaction in own shares dated 24 September 2013
Exhibit 1.21	Transaction in own shares dated 25 September 2013
Exhibit 1.22	Transaction in own shares dated 26 September 2013
Exhibit 1.23	Transaction in own shares dated 27 September 2013
Exhibit 1.24	Transaction in own shares dated 30 September 2013
Exhibit 1.25	Director/PDMR Shareholding dated 30 September 2013
Exhibit 1.26	Total Voting Rights dated 30 September 2013

Exhibit 1.1

BP p.l.c - Transaction in Own Shares
BP p.l.c. - 2 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	30 August 2013
Number of ordinary shares purchased	3,500,000
Highest price paid per share (pence)	450.65
Lowest price paid per share (pence)	444.68

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase:	02 September 2013
Number of ordinary shares purchased	1,500,000
Highest price paid per share (pence)	446.60
Lowest price paid per share (pence)	443.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell: +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           4 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	3 September 2013
Number of ordinary shares purchased	2,250,000
Highest price paid per share (pence)	444.78
Lowest price paid per share (pence)	440.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           5 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	4 September 2013
Number of ordinary shares purchased	1,000,000
Highest price paid per share (pence)	443.40
Lowest price paid per share (pence)	439.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           6 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	5 September 2013
Number of ordinary shares purchased	2,000,000
Highest price paid per share (pence)	445.75
Lowest price paid per share (pence)	438.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           9 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	6 September 2013
Number of ordinary shares purchased	2,500,000
Highest price paid per share (pence)	445.55
Lowest price paid per share (pence)	442.35

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           10 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	09 September 2013
Number of ordinary shares purchased	2,500,000
Highest price paid per share (pence)	445.20
Lowest price paid per share (pence)	442.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c -  Director/PDMR Shareholding
BP p.l.c. - 10 September 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 September 2013 by Computershare Plan Managers that on 10 September 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.4410 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                70 shares
Dr B. Gilvary                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 70 shares
Mr B. Looney               73 shares
Mr D. Sanyal                70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           11 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 September 2013
Number of ordinary shares purchased	2,500,000
Highest price paid per share (pence)	446.00
Lowest price paid per share (pence)	443.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           12 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	11 September 2013
Number of ordinary shares purchased	1,300,000
Highest price paid per share (pence)	446.00
Lowest price paid per share (pence)	443.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           13 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	12 September 2013
Number of ordinary shares purchased	1,000,000
Highest price paid per share (pence)	447.00
Lowest price paid per share (pence)	444.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12
BP p.l.c - Share Repurchase Programme
BP p.l.c. - 13 September 2013

BP p.l.c.
Share Repurchase Programme

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into a fifth repurchase mandate agreement with an independent third party to follow the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 30 July 2013 to 13 September 2013.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period from 16 September 2013 to 28 October 2013, which will run through the Company's third quarter 2013 results close period. The close period commences at the close of business on 30 September 2013 and ceases following the release of the Company's third quarter results announcement on 29 October 2013.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

As previously announced, the purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2013 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell           +44 (0)20 7496 4962

Exhibit 1.13

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           16 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 September 2013
Number of ordinary shares purchased	1,000,000
Highest price paid per share (pence)	442.50
Lowest price paid per share (pence)	440.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           17 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	16 September 2013
Number of ordinary shares purchased	4,100,000
Highest price paid per share (pence)	447.98
Lowest price paid per share (pence)	441.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           18 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 September 2013
Number of ordinary shares purchased	4,250,000
Highest price paid per share (pence)	442.70
Lowest price paid per share (pence)	440.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           19 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	18 September 2013
Number of ordinary shares purchased	4,400,000
Highest price paid per share (pence)	441.25
Lowest price paid per share (pence)	436.20

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           20 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	19 September 2013
Number of ordinary shares purchased	4,080,000
Highest price paid per share (pence)	441.35
Lowest price paid per share (pence)	438.10
Highest price paid per share (cents)	707.00
Lowest price paid per share (cents)	704.83

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           23 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 September 2013
Number of ordinary shares purchased	4,100,000
Highest price paid per share (pence)	448.05
Lowest price paid per share (pence)	438.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c          -           Director/PDMR shareholdings
BP p.l.c.         -           23 September 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 20 September 2013 BP p.l.c. was advised by Capita that on 20 September 2013 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.874 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	84
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	209
Mr D. Sanyal	Senior executive (a person discharging managerial responsibility)	400
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	465

BP p.l.c. was advised on 23 September 2013 by Fidelity Stock Plan Services LLC, that on 20 September 2013 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$41.294 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Fryar	132.641	211.532	557.705
Mr A. Hopwood	155.05	211.532	370.494
Mrs K. Landis	160.502	264.415	386.139
Mr H. L. McKay	328.952	211.532	673.567

 BP p.l.c. was notified on 20 September 2013 by SEB Sweden that on 20 September 2013 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 13,267 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $6.874 per share through the BP Scrip Dividend Programme.

BP p.l.c was also notified on 20 September 2013 by Barclays Wealth that on 20 September 2013 Mr Ian Davis, a Director of BP p.l.c., acquired 146 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $6.874 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.20

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           24 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 September 2013
Number of ordinary shares purchased	4,100,000
Highest price paid per share (pence)	443.80
Lowest price paid per share (pence)	438.75

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           25 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 September 2013
Number of ordinary shares purchased	3,100,000
Highest price paid per share (pence)	443.20
Lowest price paid per share (pence)	439.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           26 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	25 September 2013
Number of ordinary shares purchased	4,000,000
Highest price paid per share (pence)	442.30
Lowest price paid per share (pence)	438.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           27 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	26 September 2013
Number of ordinary shares purchased	3,600,000
Highest price paid per share (pence)	444.80
Lowest price paid per share (pence)	440.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           30 September 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	27 September 2013
Number of ordinary shares purchased	4,800,000
Highest price paid per share (pence)	445.55
Lowest price paid per share (pence)	439.70

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c          -           Director/PDMR Shareholding
BP p.l.c.         -           30 September 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 27 September 2013 by Computershare Plan Managers that on 20 September 2013 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at a reference share price of $6.874 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	4411
Mr R. Bondy	6411
Dr M. C. Daly	3235
Dr B. Gilvary	1026
Mr A. Hopwood	37
Mr D. Sanyal	3587
Dr H. Schuster	1208

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I.C. Conn	153	N/A	N/A
Mr R. Bondy	59	N/A	N/A
Dr M. C. Daly	N/A	79	N/A
Mr B. Looney	59	N/A	N/A
Mr D. Sanyal	144	12	N/A
Dr H. Schuster	N/A	N/A	17

BP p.l.c. was further advised by Computershare Plan Managers that on 20 September 2013 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a reference share price of $6.874 per share, through the BP Scrip Dividend Programme.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Annual Cash Bonus Deferral Plan
Mr R. Bondy	2294	1295	4370	N/A
Dr M. C. Daly	917	970	N/A	N/A
Dr B. Gilvary	1663	970	N/A	N/A
Mr B. Looney	893	1618	3311	N/A
Mr D. Sanyal	1170	1295	N/A	N/A
Dr H. Schuster	1111	1295	N/A	174

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.26

BP p.l.c          -           Total Voting Rights
BP p.l.c.         -           30 September 2013

BP p.l.c.
Total voting rights and share capital

As at 30 September 2013, the issued share capital of BP p.l.c. comprised 18,855,008,218  ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,794,336,641. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,860,090,718. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 October 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary